Exhibit 99.1

Sugarfina Acquires BOXFOX

Sugarfina Corporation expands its luxury gifting portfolio with the acquisition of BOXFOX, further enhancing its commitment to elevating the art of gifting.

LOS ANGELES, CA, NOVEMBER 2024 - Sugarfina, the luxury candy boutique known for its innovative and sophisticated sweets, is pleased to announce its acquisition of BOXFOX, a curated gifting platform specializing in personalized, premium gift boxes. This strategic move aligns with Sugarfina’s mission to elevate the art of gifting, offering customers a refined experience in selecting luxury gifts.

BOXFOX, founded in 2014, has established itself as a leader in the gifting industry, providing corporate and individual customers alike with beautifully packaged, thoughtful gifts for every occasion. From thank you gifts to bridesmaid proposal boxes, it’s customizable, ready-to-ship gift boxes feature a selection of luxury lifestyle products, making it a perfect complement to Sugarfina’s existing portfolio.

The merger brings together two powerhouse gifting brands, combining Sugarfina’s expertise in high-end confections and design with BOXFOX’s innovative gifting solutions. Under the terms of the merger, shareholders of BOXFOX will exchange their stock for shares in Sugarfina Corporation. In addition to expanding the existing customer bases of both brands, we believe the new partnership may result in cost and operational synergies while strengthening both brands’ positions in the premium gifting market.

“We are thrilled to welcome BOXFOX into the Sugarfina family”, said Scott LaPorta, CEO and Co-Investor of Sugarfina. “This acquisition allows us to expand both businesses and continue to be a leader in the luxury gifting space.”

“We are so excited to join forces with Sugarfina,” said BOXFOX’s CEO, Chelsea Moore Shannon. “This collaboration marks nearly 10 years of our passionate commitment to innovation and service, and we look forward to the continued growth and success of both brands.”

The acquisition marks a significant milestone in Sugarfina’s growth strategy, offering customers an extensive selection of artisanal candies, elegant gift sets, and personalized options, all under one roof.

About Sugarfina USA LLC

Sugarfina USA is a luxury candy brand with stores in gateway locations in the United States, Canada, Taiwan, and Hong Kong. The company also sells directly to consumers through its e-commerce business, in specialty retailers, department stores, luxury resorts, and corporate gifting. Sugarfina’s exclusive and innovative line of products is offered in distinctive and iconic packaging. To learn more about Sugarfina, visit www.sugarfina.com or follow us on Instagram, Facebook, Pinterest, and Twitter @sugarfina.

About BOXFOX

BOXFOX is a modern gifting company based in Los Angeles, delivering thoughtfully crafted gifts worldwide. Designed to nurture your most meaningful personal and professional relationships, BOXFOX offers beautifully packaged, thoughtful gifts that are easy to send. BOXFOX provides creative, customized gifting solutions for birthdays, milestones, corporate occasions, and everything in between. Their efficient solutions, ready-to-gift options, and high-touch, white glove, hands-on service allow customers to gift well and give often.

Press Contact

press@sugarfina.com

www.sugarfina.com